Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

September 4, 2025

Registration Statement No. 333-272130

Supplementing the Prospectus Supplement and Prospectus, each dated May 22, 2023

John Deere Capital Corporation

$350 million Floating Rate Senior Notes Due September 11, 2028

Issuer:	John Deere Capital Corporation
Expected Ratings*:	A1 by Moody’s Investors Service, Inc.
A by Standard and Poor’s Ratings Services
A+ by Fitch Ratings, Inc.
Note Type:	Medium-Term Notes, Series I
Issue Size:	$350 million
Trade Date:	September 4, 2025
Settlement Date (T+5)**:	September 11, 2025
Maturity Date:	September 11, 2028
Coupon:	Compounded SOFR determined on the Interest Determination Dates +58 bps
Benchmark:	Compounded SOFR
Minimum Interest Rate:	0.000%
Interest Payment Dates:	Quarterly on the 11th of March, June, September and December commencing on December 11, 2025 and ending on the Maturity Date.
Interest Reset Dates:	Each Interest Payment Date.
Interest Determination Dates:	Quarterly, five U.S. Government Securities Business Days preceding each Interest Reset Date.
Interest Period:	Each quarterly period from, and including, an Interest Payment Date (or, in the case of the first Interest Period, the Settlement Date) to, but excluding, the next Interest Payment Date (or, in the case of the final Interest Period, the Maturity Date).
Observation Period:	The period from and including five U.S. Government Securities Business Days preceding an Interest Payment Date to but excluding five U.S. Government Securities Business Days preceding the next Interest Payment Date, provided that the first Observation Period shall be from and including five U.S. Government Securities Business Days preceding the Settlement Date to but excluding five U.S. Government Securities Business Days preceding the first Interest Payment Date.
Day Count:	Actual/360, Adjusted
Business Day Convention:	Modified Following, Adjusted
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.
Redemption Provision:	N/A
Price to Public:	100.000% plus accrued interest from September 11, 2025
Gross Spread:	0.125%
Net Proceeds (%):	99.875% plus accrued interest from September 11, 2025
Net Proceeds ($):	$349,562,500 plus accrued interest from September 11, 2025
CUSIP / ISIN:	24422EYG8 / US24422EYG87
Sole Book-Running Manager:	BofA Securities, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers of the notes who wish to trade the notes before the first business day prior to the Settlement Date will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, the underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322.

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